SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on June 8, 2005 announcing "ECtel Receives Purchase Order from Major Telecom Operator in Africa Totaling Over $1.4 Million ".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  June 16, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued June 8, 2005

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EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel Receives Purchase Order from Major Telecom Operator in Africa Totaling Over $1.4 Million

Petah Tikva, Israel - June 08, 2005 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has received a purchase order (PO) from a major telecom operator in Africa. The PO includes: a first-time order for CashView(TM)- ECtel's revenue assurance solution, an extension of the implementation of ECtel's real-time Fraud Detection and Prevention product suit - FraudView(TM) across the operator's mobile networks, and revenue enhancement solutions. The order totals over $ 1.4 million.

Eitan Naor, President and CEO of ECtel commented: "Since today's telecom networks are highly complex, composed of numerous large-scale units and process millions of daily transactions, modern telcos need to be equipped for instant detection of points where revenue may leak. They must adopt processes and procedures that perform ongoing and comprehensive, automatic monitoring of their revenue streams. Our CashView solution incorporates comprehensive tools for monitoring each specific part of the revenue chain, thus enabling operators to achieve a boost to their top and bottom line in a relatively short period of time. Our ability to provide clients with an integrated network-wide fraud prevention and revenue assurance solution represents a significant competitive edge that we possess. We plan to leverage this advantage and to develop new applications based on this integrated platform."

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, a possible slow down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6102	Tel: 972-3-926-6113
Fax: +972-3-926-6103	Fax: 972-3-926-6103
Email: Ronf@ectel.com	Email: Danith@ectel.com

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